NO ACT

DC
PE
1-3-08

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION [redacted]

08040706

February 25, 2008

Received SEC
FEB 2 5 2008
Washington, DC 20549

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2/25/2008

Peter J. Sherry, Jr.
Secretary
Ford Motor Company
One American Road
Room 1134 WHQ
Dearborn, MI 48126

Re: Ford Motor Company
Incoming letter dated January 3, 2008

Dear Mr. Sherry:

This is in response to your letter dated January 3, 2008 concerning the shareholder proposal submitted to Ford by Thomas Strobhar. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Thomas Strobhar
2121 Upper Bellbrook Road
Xenia, OH 45385

PROCESSED
MAR 0 6 2008 E
THOMSON
FINANCIAL

RECEIVED

2008 JAN -7 AM 9:56

OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Office of the Secretary
Peter J. Sherry, Jr.
Secretary
313/323-2130
313/248-8713 (Fax)
psherry@ford.com

One American Road
Room 1134 WHQ
Dearborn, Michigan 48126

January 3, 2008

Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Omission of Shareholder Proposal Submitted by Mr. Thomas Strobhar

Pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended (the "Act"), Ford Motor Company ("Ford" or the "Company") respectfully requests the concurrence of the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") that it will not recommend any enforcement action to the Commission if the shareholder proposal described below is omitted from Ford's proxy statement and form of proxy for the Company's 2008 Annual Meeting of Shareholders (the "Proxy Materials"). The Company's Annual Meeting of Shareholders is scheduled for May 8, 2008.

Mr. Thomas Strobhar (the "Proponent") has submitted for inclusion in the 2008 Proxy Materials a proposal requesting that Ford list on its corporate website the identities of recipients of Company charitable contributions (the "Proposal"; see Exhibit 1). The Company proposes to omit the Proposal from its 2008 Proxy Materials for the following reason:

- The Proposal is excludable under Rule 14a-8(i)(7) because it deals with matters relating to the Company's ordinary business operations.

The Proposal Deals with Matters Relating to the Company's Ordinary Business Operations

Rule 14a-8(i)(7) permits a company to omit a proposal if it deals with a matter relating to the company's ordinary business operations. In *Exchange Act Release No. 34-40018* (May 21, 1998), the Commission stated:

> The policy underlying the ordinary business exclusion rests on two central considerations. The first relates to the subject matter of the proposal. Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight.

***

However, proposals relating to such matters but focusing on sufficiently significant social policy issues (e.g., significant discrimination matters) generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder to vote.

The second consideration relates to the degree to which the proposal seeks to "micro-manage" the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment.

The Proposal requests the Company to list the identities of recipients of corporate contributions of $5,000 or more. The Proponent argues that through posting such a list on the Company's website, the public image of the Company would be enhanced. Specifically, the Proponent states that "[t]he more people know of our support of philanthropic activity the better it is for our company" (see Exhibit 1). The Proponent gives several examples of various organizations and causes that could garner public support for the Company if such donations were only publicized. The Proposal clearly implicates ordinary business decisions regarding marketing and public relations as they relate to charitable donations.

The Staff has consistently concurred in the exclusion of proposals that seek to regulate company charitable donations pursuant to Rule 14a-8(i)(7). In *Pfizer, Inc.*, (January 28, 2005) the Staff concurred in excluding a proposal that sought to prohibit corporate contributions to certain types of organizations. *See also Morgan Stanley* (December 23, 2002) (exclusion allowed where proposal sought to prevent contributions to non-profit organizations which violate an industry code of conduct); *T. Rowe Price Group, Inc.* (December 27, 2002) (exclusion allowed where proposal requested company to refrain from making donations to non-profit organizations which undermine the war on terrorism); and *The Walt Disney Company* (September 30, 1997) (exclusion allowed where proposal sought to prevent company donations to groups advocating domestic partner health benefits).

While we recognize that, on its face, the Proposal does not prevent the Company from making contributions to any specific organization, it does attempt to regulate the manner in which the Company may decide to utilize the fact that it makes such donations. If, as the Staff has held, the decision to make contributions to any organization is considered ordinary business, any decision by the Company to publicize to whom such donations are made also must fall within the ordinary business of the Company. The Proponent argues that publicizing donations will result in the generation of goodwill toward the Company. While this may be true in many cases, the decision to publicize such philanthropy needs to be balanced against a myriad of other considerations that shareholders are not in a position to assess.

Marketing and public relations decisions involve complex considerations, such as target audiences, consistency of messages, managing the flow of information, product launch timetable, governmental and legislative agendas, just to name a few. Shareholders as a group do not have access to all relevant information, or the requisite expertise to assess such information, in order to make an informed decision regarding marketing and public relation policies. The Staff has consistently affirmed that shareholder proposals concerning the manner, message, content and general communications of a company in advertising, marketing and related promotional activities concern ordinary business operations. *See PG&E Corporation* (February 14, 2007) (exclusion allowed where proposal sought to change company's advertising campaign); *The Walt Disney Company* (November 22, 2006) (exclusion allowed where proposal sought company report on policy and process regarding company marketing); *Federated Department Stores, Inc.* (March 27, 2002) (exclusion allowed where proposal sought company identification of and disassociation with offensive imagery related to the sale of a product or the manner in which a company advertises); and *General Electric Company* (January 10, 2002) (exclusion allowed where proposal directed the nature, presentation, and content of television programming to promote a particular message).

The Proponent states that listing the identities of recipients of the Company's charitable contributions will serve to enhance the Company's corporate image. As such, the Proposal falls squarely within the marketing and public relations functions of the Company. As evidenced by the precedents referred to above, proposals seeking to micro-manage a company's marketing and public relations functions are properly excludable pursuant to Rule 14a-8(i)(7).

The Company is compelled to address the fact that perhaps the Proposal should not be taken as simply a proposal that seeks to enhance the Company's image. The Proposal can also be read to be a criticism of the Company's charitable contributions and, in a less than forthright manner, an attempt to restrict Company charitable contributions to certain organizations that the Proponent strongly opposes. Mr. Strobhar has been appointed as representative to present proposals at Ford's Annual Meetings in 2006 and 2007. In both instances, the proposals Mr. Strobhar presented requested the Company to eliminate any reference to sexual orientation from its equal employment policies (see excerpts from Ford's 2006 and 2007 Proxy Statements attached as Exhibit 2). Mr. Strobhar has a long history of involvement with causes and organizations that seek to discourage companies who support equal employment policies for same-sex partners. In the "Supporting Statement" section of the Proposal, the Proponent references how publicizing charitable contributions to organizations such as Planned Parenthood and the Human Rights campaign might be expected to win praise from many who support the choice of abortion and from people who "enjoy engaging in sex with members of their own sex or simply those who support same sex marriage." While the Proposal appears to be facially neutral, its "Supporting Statement" can be interpreted to target a particular kind of charitable contribution, namely, contributions to organizations with which the Proponent disagrees.

The Staff has consistently found that proposals requesting a company to refrain from making contributions to specific types of organizations relate to a company's ordinary business and may be excluded pursuant to Rule 14a-8(i)(7). Recently, in *Johnson & Johnson* (February 12, 2007), the Staff allowed exclusion of a proposal that was very similar to the Proposal. The proposal in *Johnson & Johnson* also requested the Company to publish the identities to which it made charitable contributions, although, admittedly, it was somewhat more honest in its intent as to why it wanted the identities disclosed. The proposal in *Johnson & Johnson* clearly stated that opposed contributions made to organizations such as Planned Parenthood. It also is evident that the Proponent is very familiar with the *Johnson & Johnson* No-Action Letter, as a review of the exhibits to that No-Action Request will indicate. *See also, American Home Products* (March 4, 2002); *Schering-Plough Corp.* (March 4, 2002); and *The Walt Disney Co.* (November 10, 1997). All of these No-Action Letters dealt with proposals that were facially neutral but were actually directed toward contributions to specific types of charitable organizations.

Whether we accept the Proposal as facially neutral or as an attempt to restrict the Company's charitable donations to specific groups, the Proposal does not relate to a significant policy issue that transcends day-to-day business matters and that raises policy issues so significant as to be appropriate for a shareholder vote. By its terms, the Proposal is concerned with enhancing the image of the Company through publicizing the identities of recipients of Company charitable contributions, which clearly does not involve the "presence of widespread public debate" (see *Exchange Act Release No. 34-40018* (May 21, 1998)). If the Proposal is interpreted as an attempt to restrict charitable donations to specific groups, the long line of precedents referred to above demonstrate that such Proposals do not raise significant social policy issues. The Proposal is quite different from proposals that seek to publicize political contributions made to certain candidates, political parties, and political issues. Additionally, the publication of the identities of charitable recipients does not equate to the significant social policy issues present in *Johnson Controls, Inc* (November 14, 2002) (standards of response to AIDS and other epidemic diseases) and *Johnson & Johnson* (February, 7, 2003) (environmental racism). Consequently, the Proposal may be excluded pursuant to Rule 14a-8(i)(7) as relating to the ordinary business of the Company.

Conclusion

For the foregoing reasons, it is respectfully submitted that the Proposal may be excluded from Ford's 2008 Proxy Materials. Your confirmation that the Staff will not recommend enforcement action if the Proposal is omitted from the 2008 Proxy Materials is respectfully requested.

In accordance with Rule 14a-8(j), the Proponent is being informed of the Company's intention to omit the Proposal from its 2008 Proxy Materials by sending him a copy of this letter and its exhibit. Seven copies of this letter are enclosed. Please acknowledge receipt by stamping and returning one copy in the enclosed self-addressed stamped envelop.

If you have any questions, require further information, or wish to discuss this matter, please call Jerome Zaremba (313-337-3913) of my office or me (313-323-2130).

Very truly yours,

Peter J. Sherry, Jr.

Enclosure
Exhibits

cc: Mr. Thomas Strobhar (via Federal Express)

EXHIBIT 1

OFFICE OF THE SECRETARY
PETER J. SHERRY JR.

Thomas Strobhar
2121 Upper Bellbrook Road
Xenia, Ohio 45385

7 NOV -1 P12:58

October 29, 2007

Mr. Peter Sherry
Corporate Secretary
Ford Motor Company
One American Road
Dearborn, MI 48126

Dear Mr. Sherry:

I am the current owner of 400 shares of Ford Motor Company stock. I have continuously held these shares for over one year, and intend to hold them through the time of next annual meeting. At that meeting, I will present the following resolution:

Whereas, charitable contributions should enhance the image of our company in the eyes of the public.

Whereas, making known the recipients of our company's charitable gifts to as many people as possible should promote the company's interests.

Resolved, it is requested that our company list the recipients of corporate charitable contributions of $5,000 or more on the company website.

Supporting Statement

The more people know of our support of philanthropic activity the better it is for our company. For example, if we should decide to give money to the American Cancer Society we might garner good will from the millions of people touched by cancer. Similarly, should we decide to give money to Planned Parenthood, the nations largest abortion performing organization, we might be expected to win sympathetic praise from many who support the choice of abortion. Possible contributions to organizations like the Human Rights Campaign, the Gay and Lesbian Alliance Against Defamation or other organizations that focus on the interests of people who choose to define themselves by their interest in homosexual sex, would likely engender positive feelings among potentially millions of people who enjoy engaging in sex with members of their own sex or simply those who support same sex marriage. If we gave money to the Boy Scouts of America we might expect the plaudits of potentially millions of their past members, even though they refuse to allow homosexuals to be scout leaders. Contributions to the American Heart Association or a myriad number of other worthwhile cultural and educational charities could be a source of ongoing public approval. Proper disclosure of charitable contributions would cost us little and should only serve to enhance our corporate image. For these reasons and others we urge your support for the above resolution.

Sincerely,

Thomas Strobhar

Office of the General Counsel
Phone: 313/3373913
Fax: 313/248-1988
E-Mail: jzaremb1@ford.com

Ford Motor Company
One American Road
Room 1037-A3 WHQ
Dearborn, Michigan 48126

November 6, 2007

Thomas Strobhar
2121 Upper Bellbrook Road
Xenia, Ohio 45385

Subject: Shareholder Proposal for 2008 Annual Meeting

Dear Mr. Stobhar:

Ford Motor Company ("Ford" or the "Company") hereby acknowledges the shareholder proposal contained in your letter dated October 29, 2007, which we received on November 1, 2007. You request that the proposal relating to the Company disclosing on its website the identity of recipients of Company charitable contributions in amounts of at least $5,000 (the "Proposal") be included in the Company's 2008 proxy materials.

Eligibility requirements regarding stockholder proposals are set forth in Rule 14a-8 of the rules of the United States Securities and Exchange Commission (the "SEC"). (A copy of Rule 14a-8 is enclosed.) This rule provides that in order to be eligible to submit a proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the Company's securities entitled to be voted at the annual meeting for at least one year by the date that the shareholder submitted the proposal. In the event the shareholder is not a registered holder, Rule 14a-8(b)(2) provides that proof of eligibility should be submitted at the time the proposal is submitted. Neither the Company nor its transfer agent was able to confirm that you satisfy the eligibility requirements based on the information that was furnished to the Company. Additionally, the SEC has stated that brokerage statements like the ones enclosed with the Proposal do not provide sufficient evidence of continuous share ownership.

We request that, pursuant to Rule 14a-8, you furnish to the Company proper documentation demonstrating (i) that you are the beneficial owner of at least $2,000 in market value, or 1%, of Ford common stock, and (ii) that you have been the beneficial owner of such securities for one or more years. We request that such documentation be furnished to the Company within 14 calendar days of your receipt of this letter. Under Rule 14a-8(b)(2) a shareholder may satisfy this requirement by either (i) submitting to the Company a written statement from the "record" holder of the shareholder's securities (usually a broker or bank) verifying that, at the time of submission, the shareholder continuously held the securities at least one year, or (ii) if the shareholder has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting the shareholder's ownership of the shares as of or before the date on which the one-year period begins. If the shareholder has filed one of these documents, it may demonstrate its eligibility by submitting to the Company a copy of the schedule or form, and any subsequent amendments, and a written statement that the shareholder continuously held the required number of shares for the one-year period as of the date of the statement.

If you cannot furnish the Company with proper evidence of share ownership eligibility, we request that you withdraw your proposal so that we do not have to file a No-Action Letter with the SEC. If you do not furnish the Company with such evidence and do not withdraw the proposal within the 14-day period, we will file a No-Action Letter with the SEC to have the proposal excluded from the Company's proxy materials. Furthermore, we reserve the right to file a No-Action Letter with the SEC should other substantive grounds for exclusion exist. We will notify you in accordance with SEC rules if we file such a request.

If you would like to discuss the SEC rules regarding stockholder proposals or anything else relating to the Proposal, please contact me at (313) 337-3913. Thank you for your interest in the Company.

Very truly yours,

Jerome F. Zaremba
Counsel

Encl.

cc: Peter J. Sherry, Jr.

**Notes to § 240.14a-7.*

Note 1 to § 240.14a-7. Reasonably prompt methods of distribution to security holders may be used instead of mailing. If an alternative distribution method is chosen, the costs of that method should be considered where necessary rather than the costs of mailing.

Note 2 to § 240.14a-7. When providing the information required by Exchange Act Rule 14a-7(a)(1)(ii), if the registrant has received affirmative written or implied consent to delivery of a single copy of proxy materials to a shared address in accordance with Exchange Act Rule 14a-3(e)(1), it shall exclude from the number of record holders those to whom it does not have to deliver a separate proxy statement.

***Note 3 to § 240.14a-7.* If the registrant is sending the requesting security holder's materials under § 240.14a-7 and receives a request from the security holder to furnish the materials in the form and manner described in § 240.14a-16, the registrant must accommodate that request.

Rule 14a-8. Shareholder Proposals.***

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) **Question 1: What is a proposal?**

A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the

*Effective March 30, 2007, "Notes to § 240.14a-7," is amended by revising the numerical designation "1." to read "Note 1 to § 240.14a-7," and revising the numerical designation "2." to read "Note 2 to § 240.14a-7," and adding a new "Note 3," as part of the amendments to internet availability of proxy materials. See SEC Release 34-55146; IC-27671; January 22, 2007. *Compliance Date*: Persons may not send a Notice of Internet Availability of Proxy Materials to shareholders prior to July 1, 2007.

**Effective March 30, 2007, Note 3 to § 240.14a-7 is added as part of the amendments to internet availability of proxy materials. See SEC Release 34-55146; IC-27671; January 22, 2007. *Compliance Date*: Persons may not send a Notice of Internet Availability of Proxy Materials to shareholders prior to July 1, 2007.

***Effective March 30, 2007, Rule 14a-8 is amended by revising the word "mail" to read "send" in the last sentence of paragraph (e)(2) and in paragraph (e)(3), and the word "mails" to read "sends" in the introductory text of paragraph (m)(3) as part of the amendments to internet availability of proxy materials. See SEC Release 34-55146; IC-27671; January 22, 2007. *Compliance Date*: Persons may not send a Notice of Internet Availability of Proxy Materials to shareholders prior to July 1, 2007.

Note: See *AFSCME v. AIG*, No. 05-2825-cv (2d Cir., Sept. 5, 2006), the court reversed the judgment of the district court and remanded the case for entry of judgment in favor of AFSCME. The court disagree with the SEC staff's long-standing interpretation of Rule 14a-8.

course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) **Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?**

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) **Question 3: How many proposals may I submit?**

Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) **Question 4: How long can my proposal be?**

The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) **Question 5: What is the deadline for submitting a proposal?**

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the

company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q or 10-QSB, or in shareholder reports of investment companies under Rule 30d-1 under the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

*(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail [*send] its proxy materials.

*(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and mail [*send] its proxy materials.

(f) Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this Rule 14a-8?

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?

Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

*Effective March 30, 2007, in the last sentence of paragraph (e)(2) and in paragraph (e)(3) the word "mail" is revised to read "send" as part of the amendments to internet availability of proxy materials. See SEC Release 34-55146; IC-27671; January 22, 2007. *Compliance Date*: Persons may not send a Notice of Internet Availability of Proxy Materials to shareholders prior to July 1, 2007.

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

(1) ***Improper Under State Law:*** If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) ***Violation of Law:*** If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) ***Violation of Proxy Rules:*** If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) ***Personal Grievance; Special Interest:*** If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) ***Relevance:*** If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) ***Absence of Power/Authority:*** If the company would lack the power or authority to implement the proposal;

(7) ***Management Functions:*** If the proposal deals with a matter relating to the company's ordinary business operations;

(8) ***Relates to Election:*** If the proposal relates to an election for membership on the company's board of directors or analogous governing body;

(9) ***Conflicts with Company's Proposal:*** If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this Rule 14a-8 should specify the points of conflict with the company's proposal.

(10) ***Substantially Implemented:*** If the company has already substantially implemented the proposal;

(11) ***Duplication:*** If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) ***Resubmissions:*** If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) ***Specific Amount of Dividends:*** If the proposal relates to specific amounts of cash or stock dividends.

(j) **Question 10: What procedures must the company follow if it intends to exclude my proposal?**

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) **Question 11: May I submit my own statement to the Commission responding to the company's arguments?**

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully

your submission before it issues its response. You should submit six paper copies of your response.

(l) **Question 12: If the company includes my shareholder proposal with its proxy materials, what information about me must it include along with the proposal itself?**

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) **Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?**

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

*(3) We require the company to send you a copy of its statements opposing your proposal before it mails [*sends] its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before it files definitive copies of its proxy statement and form of proxy under Rule 14a-6.

Rule 14a-9. False or Misleading Statements.

(a) No solicitation subject to this regulation shall be made by means of any proxy statement, form of proxy, notice of meeting or other communication, written or oral,

---

*Effective March 30, 2007, in the introductory text of paragraph (m)(3) the word "mails" is revised to read "sends" as part of the amendments to internet availability of proxy materials. See SEC Release 34-55146; IC-27671; January 22, 2007. *Compliance Date*: Persons may not send a Notice of Internet Availability of Proxy Materials to shareholders prior to July 1, 2007.

containing any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of a proxy for the same meeting or subject matter which has become false or misleading.

(b) The fact that a proxy statement, form of proxy or other soliciting material has been filed with or examined by the Commission shall not be deemed a finding by the Commission that such material is accurate or complete or not false or misleading, or that the Commission has passed upon the merits of or approved any statement contained therein or any matter to be acted upon by security holders. No representation contrary to the foregoing shall be made.

Note. The following are some examples of what, depending upon particular facts and circumstances, may be misleading within the meaning of this rule:

(a) Predictions as to specific future market values.

(b) Material which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation.

(c) Failure to so identify a proxy statement, form of proxy and other soliciting material as to clearly distinguish it from the soliciting material of any other person or persons soliciting for the same meeting or subject matter.

(d) Claims made prior to a meeting regarding the results of a solicitation.

Rule 14a-10. Prohibition of Certain Solicitations.

No person making a solicitation which is subject to Rules 14a-1 to 14a-10 shall solicit:

(a) Any undated or post-dated proxy; or

(b) Any proxy which provides that it shall be deemed to be dated as of any date subsequent to the date on which it is signed by the security holder.

Rule 14a-11. [Removed and Reserved.]

Rule 14a-12. Solicitation Before Furnishing a Proxy Statement.*

(a) Notwithstanding the provisions of Exchange Act Rule 14a-3(a), a solicitation may be made before furnishing security holders with a proxy statement meeting the requirements of Exchange Act Rule 14a-3(a) if:

(1) Each written communication includes:

(i) The identity of the participants in the solicitation (as defined in Instruction 3 to Item 4 of Schedule 14A and a description of their direct or indirect interests, by

*Effective March 30, 2007, the term "annual report" is revised to read "annual report to security holders" in the heading and first sentence of paragraph (c)(1) of Rule 14a-12, as part of the amendments to internet availability of proxy material. See SEC Release 34-55146; IC-27671; January 22, 2007. *Compliance Date*: Persons may not send a Notice of Internet Availability of Proxy Materials to shareholders prior to July 1, 2007.

security holdings or otherwise, or a prominent legend in clear, plain language advising security holders where they can obtain that information; and

(ii) A prominent legend in clear, plain language advising security holders to read the proxy statement when it is available because it contains important information. The legend also must explain to investors that they can get the proxy statement, and any other relevant documents, for free at the Commission's web site and describe which documents are available free from the participants; and

(2) A definitive proxy statement meeting the requirements of Exchange Act Rule 14a-3(a) is sent or given to security holders solicited in reliance on this Rule 14a-12 before or at the same time as the forms of proxy, consent or authorization are furnished to or requested from security holders.

(b) Any soliciting material published, sent or given to security holders in accordance with paragraph (a) of this Rule 14a-12 must be filed with the Commission no later than the date the material is first published, sent or given to security holders. Three copies of the material must at the same time be filed with, or mailed for filing to, each national securities exchange upon which any class of securities of the registrant is listed and registered. The soliciting material must include a cover page in the form set forth in Schedule 14A and the appropriate box on the cover page must be marked. Soliciting material in connection with a registered offering is required to be filed only under Securities Act Rule 424 or 425, and will be deemed filed under this Rule 14a-12.

(c) Solicitations by any person or group of persons for the purpose of opposing a solicitation subject to this regulation by any other person or group of persons with respect to the election or removal of directors at any annual or special meeting of security holders also are subject to the following provisions:

(1) *Application of This Rule to Annual Report [*Annual Report to Security Holders].* Notwithstanding the provisions of Exchange Act Rule 14a-3(b) and (c), any portion of the annual report [*annual report to security holders] referred to in Exchange Act Rule 14a-3(b) that comments upon or refers to any solicitation subject to this Rule 14a-12(c), or to any participant in the solicitation, other than the solicitation by the management, must be filed with the Commission as proxy material subject to this regulation. This must be filed in electronic format unless an exemption is available under Rules 201 or 202 of Regulation S-T.

(2) *Use of Reprints or Reproductions.* In any solicitation subject to this Rule 14a-12(c), soliciting material that includes, in whole or part, any reprints or reproductions of any previously published material must:

(i) State the name of the author and publication, the date of prior publication, and identify any person who is quoted without being named in the previously published material.

(ii) Except in the case of a public or official document or statement, state whether or not the consent of the author and publication has been obtained to the use of the previously published material as proxy soliciting material.

*Effective March 30, 2007, the term "annual report" is revised to read "annual report to security holders" in the heading and first sentence of paragraph (c)(1) of Rule 14a-12, as part of the amendments to internet availability of proxy material. See SEC Release 34-55146; IC-27671; January 22, 2007. *Compliance Date*: Persons may not send a Notice of Internet Availability of Proxy Materials to shareholders prior to July 1, 2007.

Thomas Strobhar Financial
Suite 820
211 S. Main Street
Dayton, OH 45402

November 19, 2007

Mr. Jerome Zaremba
Office of the General Counsel
Ford Motor Company
One American Road
Room1037-A3WHQ
Dearborn, Michigan 48126

Dear Mr. Zaremba:

I am a registered representative with GA Repple & Company, the broker of record for the account of Thomas Strobhar. He acquired 400 shares of Ford Motor Company in April of 2006. He has continuously held these shares since his original purchase.

Sincerely,

Martin Hummel

Martin Hummel

Phone: (937) 226-1300, (888) 438-0800 Fax: (937) 226-1338
tstrobhar@ gareppleinvestments.com

Office of the General Counsel
Phone: 313/3373913
Fax: 313/248-1988
E-Mail: jzaremb1@ford.com

Ford Motor Company
One American Road
Room 1037-A3 WHQ
Dearborn, Michigan 48126

November 27, 2007

Thomas Strobhar
2121 Upper Bellbrook Road
Xenia, Ohio 45385

Subject: Shareholder Proposal for 2008 Annual Meeting

Dear Mr. Strobhar:

Ford Motor Company ("Ford" or the "Company") hereby acknowledges receipt of evidence of eligible share ownership of Ford common stock relating to the shareholder proposal contained in your letter dated October 29, 2007 (the "Proposal"). Thank you for your prompt attention to this matter. Please note that Ford reserves the right to file a No-Action Letter with the SEC should substantive grounds exist for exclusion of the Proposal. We will notify you in accordance with SEC rules if we file such a request.

Thank you for your continued interest in the Company.

Very truly yours,

Jerome F. Zaremba
Counsel

cc: Peter J. Sherry, Jr.

EXHIBIT 2

Ford Motor Company

Notice of 2006
Annual Meeting of Shareholders
and Proxy Statement

of manufacturing, selling and financing automobiles. We have an obligation to comply with the laws and regulations made by the governmental entities at the local, state and national level in the United States and elsewhere around the world and to be a socially responsible corporate citizen. It would serve no useful purpose, and be a waste of corporate resources, to publish reports confirming or questioning a determination of whether global warming/cooling exists, whether made by a government, private organization, or other group or person.

The Company has limited resources and must decide how best to allocate those resources in order to create value for shareholders. In order to implement the proposal, the Company would have to expend a tremendous amount of capital to hire a team of scientists, purchase scientific instruments, and conduct a myriad of tests in order to determine whether global warming or cooling exists. Governments and private institutions around the world have expended billions of dollars studying this exact issue. The Company believes that expending additional capital to either confirm or disprove, or even discuss, previous scientific studies regarding global warming or cooling is not a wise use of Company resources.

The Company has produced a report called "*The Ford Report on the Business Impact of Climate Change.*" This report discusses the Company's response to the challenges of climate change and we believe that such a report is an appropriate use of Company resources. It provides shareholders with an understanding of how the Company is approaching this very complex and important issue. On the other hand, the Board does not believe that the report requested by the proposal provides any appreciable benefit to shareholders or the Company. Accordingly, the proposal is not in the best interests of Ford or you.

The Board of Directors recommends a Vote "against" Proposal 8.

PROPOSAL 9

Dr. Robert E. Hurley of 5017 Foxland Court, Alton, Illinois 62002, owner of 674 shares of common stock, has informed the Company that he plans to present the following proposal at the meeting:

Whereas, it would be inappropriate, and possibly illegal to ask job applicants or employees about private matters such as their sexual interests, inclinations and activities, and

Whereas, it is likewise inappropriate and legally problematic for employees to discuss personal sexual matters on the job, and

Whereas, unlike the attributes of race, age, gender and certain physical disabilities, it would be impossible to discern a person's sexual orientation from his appearance, and

Whereas, there is a perceived link between a specific sexual orientation non-discrimination policy and what have been termed domestic partner benefits. The Human Rights Campaign (HRC), the largest national lesbian, gay, bisexual and transgender political organization states on its website, "an inclusive non-discrimination policy (one that refers to sexual orientation) is a key facet of the rationale for extending domestic partner benefits." The HRC adds, "Establishing a benefits policy that includes your company's gay and lesbian employees is a logical outgrowth of your company's own non-discrimination policy...," and

Whereas, domestic partner benefit policies pay people who engage in homosexual acts, which have been illegal in this country for hundreds of years, and have been proscribed by the major traditions of Judaism, Christianity and Mohammedanism well over a thousand years, and

Whereas, our company does not discriminate in employment against smokers, despite the fact that they are not protected by any specific clause; however, the company does not pay them to engage in this behavior which is hazardous to themselves and others, and

Whereas, those who engage in homosexual sexual activity are at significantly higher risk for developing HIV/AIDS and associated opportunistic infections and malignancies, and

Whereas, marriage between heterosexuals has been protected and encouraged for its societal benefits by a wide range of cultures and faiths over the ages,

Resolved: The shareholders request that Ford Motor Company amend its written equal employment opportunity policy to exclude any reference to privacy issues related to sexual interests, activities or orientation.

Statement: While the legal institution of marriage should be protected for its community and generational benefits, the sexual interests, inclinations and activities of all employees should be a private matter and not a corporate concern.

The Board of Directors recommends a Vote "against" Proposal 9.

The Board of Directors opposes this proposal because it is not in the best interests of shareholders or the Company. Ford, and numerous other leading companies, believe that a diverse workforce, free of discrimination, is the most advantageous environment to attract and retain talented employees and to allow them to excel in their jobs. Implementing the proposal would adversely affect Ford's ability to attract and retain talented employees. For example, Ford recruits potential employees at the best universities and colleges across the United States. Many of these institutions require that employers who wish to recruit on their campuses have non-discrimination policies that include non-discrimination based on sexual orientation. If the proposal were implemented, Ford would be excluded from recruiting at many of the country's finest institutions. Such a decision would prevent Ford from recruiting the best potential employees regardless of sexual orientation.

Ford is in the business of manufacturing, selling and financing motor vehicles. The Company strongly believes that its employment policies regarding non-discrimination are extremely beneficial to its business, its employees, and its shareholders.

The Board of Directors recommends a Vote "against" Proposal 9.

PROPOSAL 10

Mr. John Chevedden of 2215 Nelson Avenue, Number 205, Redondo Beach, California 90278, owner of 500 shares of common stock, has informed the Company that he plans to present the following proposal at the meeting:

Independent Board Chairman

RESOLVED: Stockholders request that our Board of Directors change our governing documents (Charter or Bylaws if practicable) to require that our Board Chairman serve in that capacity only and have no management duties, titles, or responsibilities. This proposal gives our company an opportunity to cure our Chairman's loss of independence should it exist or occur once this proposal is adopted.

The primary purpose of our Chairman and Board is to protect shareholders' interests by providing independent oversight of management, including the CEO. Separating the roles of Chairman and CEO can promote greater management accountability to shareholders and lead to a more objective evaluation of our CEO.

54% Yes-Vote

Twenty (20) shareholder proposals on this topic won an impressive 54% average yes-vote in 2005. The Council of Institutional Investors www.cii.org, whose members have $3 trillion invested, recommends adoption of this proposal topic.

Ford Motor Company

Notice of 2007
Annual Meeting of Shareholders
and Proxy Statement

But in last year's proxy statement, Ford's board said, "The Company believes that expending additional capital to either confirm or disprove, or even discuss, previous scientific studies regarding global warming or cooling is not a wise use of Company resources." I think this is an unconscionable "know-nothing" attitude.

This resolution won almost 94 million shares voting for it in 2006. Let's improve this year to get the board to find out the facts.

We stockowners deserve a scientific report on this important topic of global warming/cooling. If the board opposes this resolution, the board does not want you to have the scientific report called for in this resolution. Vote YES.

The Board of Directors recommends a Vote "against" Proposal 7.

The Company opposes this proposal because it is not in the best interests of the Company or you. The proposal calls for the Company to produce a report covering a wide range of topics related to global warming/cooling with the implied purpose of coming to a determination of whether global warming/cooling exists. Ford is in the business of manufacturing, selling and financing automobiles. We have an obligation to comply with the laws and regulations made by the governmental entities at the local, state and national level in the United States and elsewhere around the world and to be a socially responsible corporate citizen. It would serve no useful purpose, and be a waste of corporate resources, to publish reports confirming or questioning a determination of whether global warming/cooling exists, whether made by a government, private organization, or other group or person.

The Company has limited resources and must decide how best to allocate those resources in order to create value for shareholders. In order to implement the proposal, the Company would have to expend a significant amount of capital to hire a team of scientists, purchase scientific instruments, and conduct a myriad of tests in order to determine whether global warming or cooling exists. Governments and private institutions around the world have expended billions of dollars studying this exact issue. Several well-publicized reports on this issue have been produced in the past year alone. We continue to believe that expending additional capital to either confirm or disprove, or even discuss, numerous scientific studies regarding global warming or cooling is not a wise use of Company resources. Accordingly, we believe that the proposal is not in the best interests of Ford or you.

The Board of Directors recommends a Vote "against" Proposal 7.

PROPOSAL 8

Dr. Robert E. Hurley of 5017 Foxland Court, Alton, Illinois 62002, owner of 700 shares of common stock, has informed the Company that he plans to present the following proposal at the meeting:

Whereas, it would be inappropriate, and possibly illegal to ask job applicants or employees about private matters such as their sexual interests, inclinations and activities, and

Whereas, it is likewise inappropriate and legally problematic for employees to discuss personal sexual matters on the job, and

Whereas, unlike the attributes of race, age, gender and certain physical disabilities, it would be impossible to discern a person's sexual orientation from his appearance, and

Whereas, there is a perceived link between a specific sexual orientation non-discrimination policy and what have been termed domestic partner benefits. The Human Rights Campaign (HRC), the largest national lesbian, gay, bisexual and transgender political organization states on its website, "an inclusive non-discrimination policy (one that refers to sexual orientation) is a key facet of the rationale for extending domestic partner benefits." The HRC adds, "Establishing a benefits policy that includes your company's gay and lesbian employees is a logical outgrowth of your company's own non-discrimination policy...," and

Whereas, domestic partner benefit policies pay people who engage in homosexual acts, which have been illegal in this country for hundreds of years, and have been proscribed by the major traditions of Judaism, Christianity and Mohammedanism for well over a thousand years, and

Whereas, our company does not discriminate in employment against smokers, despite the fact that they are not protected by any specific clause; however, the company does not pay them to engage in this behavior which is hazardous to themselves and others, and

Whereas, those who engage in homosexual sexual activity are at significantly higher risk for developing HIV/AIDS and associated opportunistic infections and malignancies, and

Whereas, marriage between heterosexuals has been protected and encouraged for its societal benefits by a wide range of cultures and faiths over the ages,

Resolved: The shareholders request that Ford Motor Company amend its written equal employment opportunity policy to exclude any reference to privacy issues related to sexual interests, activities or orientation.

Statement: While the legal institution of marriage should be protected for its community and generational benefits, the sexual interests, inclinations and activities of all employees should be a private matter and not a corporate concern.

The Board of Directors recommends a Vote "against" Proposal 8.

The Board of Directors opposes this proposal because it is not in the best interests of you or the Company. Ford, and numerous other leading companies, believe that a diverse workforce, free of discrimination, is the most advantageous environment to attract and retain talented employees and to allow them to excel in their jobs. Implementing the proposal would adversely affect Ford's ability to attract and retain talented employees. For example, Ford recruits potential employees at the best universities and colleges across the United States. Many of these institutions require that employers who wish to recruit on their campuses have non-discrimination policies that include non-discrimination based on sexual orientation. If the proposal were implemented, Ford would be excluded from recruiting at many of the country's finest institutions. Such a decision would prevent Ford from recruiting the best employees regardless of sexual orientation.

Ford is in the business of manufacturing, selling and financing motor vehicles. The Company strongly believes that its employment policies regarding non-discrimination are extremely beneficial to its business, its employees, and its shareholders. The proposal, therefore, is not in the best interests of the Company or you.

The Board of Directors recommends a Vote "against" Proposal 8.

PROPOSAL 9

Mr. John Chevedden of 2215 Nelson Avenue, Number 205, Redondo Beach, California 90278, owner of 600 shares of common stock, has informed the Company that he plans to present the following proposal at the meeting:

Performance Based Stock Options

Resolved, Shareholders request that our Board of Directors adopt a policy whereby at least 75% of future equity compensation (stock options and restricted stock) awarded to senior executives is performance-based, and the performance criteria adopted by our Board is disclosed to shareowners.

"Performance-based" equity compensation is defined here as:

(a) Indexed stock options, the exercise price of which is linked to an industry index;

(b) Premium-priced stock options, the exercise price of which is substantially above the market price on the grant date; or

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 25, 2008

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Ford Motor Company
Incoming letter dated January 3, 2008

The proposal requests that the company list the recipients of corporate charitable contributions on the company's website.

We are unable to concur in your view that Ford may exclude the proposal under rule 14a-8(i)(7). Accordingly, we do not believe that Ford may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

John R. Fieldsend
Attorney-Adviser

END